New Haven Community Solar LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking Account (5840)	8,660.00
Total Bank Accounts	**$8,660.00**
Total Current Assets	**$8,660.00**
TOTAL ASSETS	**$8,660.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Bridge Loan	16,000.00
Total Other Current Liabilities	**$16,000.00**
Total Current Liabilities	**$16,000.00**
Total Liabilities	**$16,000.00**
Equity	
Owner's Investment	-7,000.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	0.00
Net Income	-340.00
Total Equity	**$ -7,340.00**
TOTAL LIABILITIES AND EQUITY	**$8,660.00**